As filed with the Securities and Exchange Commission on July 22, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       Results for the month of July 2002


                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)
                                  Crucell N.V.
                 (Translation of Registrant's Name into English)
                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)
                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  |X|                                 Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   |_|                                      No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                  Crucell Logo


                      Crucell Appoints Dr. Jaap Goudsmit to
                               Executive Committee

Leiden, The Netherlands, July 19, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced that it has appointed Dr. Jaap Goudsmit to the Executive Committee as Chief Medical Officer and Executive Vice President Vaccine R&D. Dr. Goudsmit will be responsible for product development and manufacturing, clinical and regulatory affairs and will remain the head of the Vaccine R&D division.

Dr. Goudsmit joined Crucell in September 2001 as Senior Vice President Vaccine Research. In this role he led Crucell's vaccine research program. Prior to joining Crucell, Dr. Goudsmit held various positions at the Academic Medical Center at the University of Amsterdam, most recently holding the titles of chairman of the Research Institute for Infectious Diseases and the Institute for Science Education. Furthermore, Dr. Goudsmit has been appointed chairman to several national and international committees. Dr. Goudsmit is co-founder of both IAVI (International AIDS Vaccine Initiative), the premier non-governmental driving force for a global HIV vaccine, and EuroVac, the European Union AIDS vaccine effort to bring promising vaccine concepts to human testing. Dr. Goudsmit is currently chairman of the Scientific Advisory Committee of IAVI.

Dr. Goudsmit has authored over 450 publications and been a reviewer for a number of leading peer-reviewed journals. He is a board certified medical microbiologist and since 1989 full professor of virology at the University of Amsterdam. Dr. Goudsmit has taught and been a fellow at a number of institutions, such as the National Institutes of Health and New York University. He received a PhD in virology as well as a Medical Degree from the University of Amsterdam. Dr. Goudsmit remains affiliated with the University of Amsterdam and the Amsterdam Medical Center as professor of poverty-related communicable diseases.

About Crucell

Crucell discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.


For further information please contact:
--------------------------------------

Crucell N.V.                                   Noonan Russo Presence, London
Louise Dolfing                                 Veronica Sellar, Sarah Burl
Communications Officer                         Tel. +44-(0)20-7726 4452
Tel. +31-(0)71-524 8863                        Fax.+44-(0)20-7726 4453
Fax.+31-(0)71-524 8935                         v.sellar@nrp-euro.com
l.dolfing@crucell.com

Hill & Knowlton Nederland B.V.                 Noonan Russo Presence, New York
Arie Bos                                       Mary Claire Duch
Tel. +31-(0)20-404 4707                        Tel. +1-212-845-4278
Fax.+31-(0)20-644 9736                         Fax.+1-212-696-9180
abos@hillandknowlton.com                       m.duch@nrp-euro.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Crucell N.V.





                                              By: /s/ Leonard Kruimer
                                                  Chief Financial Officer


Date: July 22, 2002